Exhibit 99.1

Jeffs’ Brands Launches Sales of Pest Control Brands on the Amazon U.S. Marketplace

Expands the brands' reach to Amazon’s most dominant territory

Tel Aviv, Israel, March 15, 2023 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has launched sales of its recently acquired brands of pest control products on Amazon Marketplace in the United States.

To date, the five private label brands had been sold mainly on Amazon.uk, generating approximately $5.8 million in revenues for 2022. The Company's main goal is the expansion of the brands' and products’ global reach.

According to ResearchDive, the North America rodent control market accounted approximately $1.6 billion in 2020 and is projected to grow with a CAGR of 5.2%. Pest control, which also includes rodent control, is an important industry in the U.S. as it ensures health & safety of people as well as industries that are infected by pests such as rodents.

"We believe our advanced technologies, unique marketing and advertising methods and professional team, enable us to identify and acquire brands and companies that operate in attractive sectors, expand their reach and potentially increase revenues," said Viki Hakmon, Chief Executive Officer of the Company. "Today we are taking the first step to leverage our new brands and products, targeting the leading market in the world. It is our intention to continue supporting and driving our brands forward."

The Company acquired the brands in connection with its previously announced acquisition of Fort Products Ltd, (“Fort”), a market leader in pest control products sold in several market niches of pest control products, which closed on March 9, 2023. Fort’s products’ estimated market share on Amazon.uk during 2022 was between 35.7% and 26.5%, as of July 2022. Currently, Fort’s brands and products have over 55,000 reviews, 82% of which are 4- and 5-star reviews.

At the closing, the Company acquired all of the outstanding shares of Fort for £1,600,000 (approximately $1,920,000) in cash, subject to a net working capital adjustment to be calculated in accordance with a pre-agreed formula. The adjusted purchase price is estimated to be approximately £2,000,000 (approximately $2,400,000). Such estimation is subject to a post-completion reconciliation by Jeffs’ Brands.

About Jeffs’ Brands Ltd

Jeffs' Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our mission and growth and acquisition strategy and our intention to expand the brands' reach by launching their products in new territories and platforms.  Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the SEC related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:
Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com